Exhibit 99.2

CONTINENTAL ENERGY CORPORATION

Code Of Business Conduct And Ethics

Last Revised 22-Nov-05

I.	INTRODUCTION AND SCOPE.

	A.	This Code of Business Conduct and Ethics (the "Code") applies to all directors, officers and employees of Continental Energy Corporation and its majority owned or controlled subsidiaries (collectively, the “Company”), and is intended to focus the Company's Board of Directors and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help to foster a culture of honesty and accountability.

	B.	This Code constitutes the Company's existing business conduct compliance policies. It is the responsibility of each employee, officer and director to become familiar with the details of this Code that apply to his or her conduct and assigned duties.

	C.	Each employee, officer and director is expected to act in good faith and with integrity in the performance of his/her responsibilities on behalf of the Company and in compliance with all applicable laws, rules, regulations and standards of any competent legal or regulatory authority having jurisdiction over the Company or the work place of any employees, officers and directors.

	D.	Agents, representatives and consultants of the Company are expected to act in the Company's best interests and in accordance with high ethical standards.

	E.	Conduct that is improper for the Company or its employees, officers, or directors to engage in directly may not be engaged in by the use of agents, representatives or consultants.

	F.	This Code sets forth basic principles to serve as guidance in the conduct of the Company's business dealings with shareholders, fellow employees, business partners and others.

	G.	This Code is not intended to cover every applicable law or provide answers to every question that might arise. Ultimately, the Company must rely on each person's good sense of what is right, including a sense of when it is proper to seek guidance from others as to the appropriate course of conduct.

	H.	This Code is not intended to, and does not, constitute an employment contract or assurance of continued employment, and does not create any rights in any employee, client, supplier, competitor, shareholder or any other person or entity.

	I.	If an employee, officer, or director has any questions about this Code or the underlying policies of the Company, he or she should contact his supervisor or the Audit/Conflicts Committee of the Company's Board of Directors.

II.	BOOKS AND RECORDS.

	A.	The Company's Chief Executive Officer, Chief Financial Officer, Comptroller and other senior financial officers (collectively, the "Senior Officers") are responsible for full, fair,

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accurate, timely and understandable disclosure in the Company's periodic reports filed with the British Columbia Securities Commission, the US Securities and Exchange Commission and other stock exchanges or regulatory agencies.

	B.	It is the responsibility of each and every employee, officer and director to communicate to the best of their ability the required information to management and the Senior Officers, as appropriate to allow full, fair, timely and accurate disclosure to the shareholders and to the aforesaid regulatory agencies in keeping with the following policy and practice:

		1.	Financial statements for external purposes will be fairly presented in conformity with accounting principles generally accepted in the United States or other applicable standards as required by law or regulation.

		2.	Public statements and filings regarding the Company's business and financial status must be true, accurate, complete, timely, understandable and not misleading.

		3.	Unrecorded funds or assets, such as "slush funds," will not be maintained.

		4.	No intentionally false or fictitious entries will be made on Company books and records.

		5.	The Company will maintain internal controls to ensure that transactions are properly authorized, assets are safeguarded, operations are conducted in accordance with directives of the Board of Directors and management; and financial records are reliable.

		6.	All of the Company's books, records, accounts and financial statements must conform both to applicable legal requirements and to the Company's system of internal controls.

		7.	The Company will maintain disclosure controls to ensure that required information is recorded, processed, summarized and reported as required by law and regulation and within the time periods specified.

	C.	The actions of the Company's Senior Officers are also subject to an additional code of ethics set forth in the Company's Code of Ethics for Senior Officers.

	D.	Any employee, officer or director shall promptly bring to the attention of the appropriate Senior Officer or failing him the Audit/Conflicts Committee of the Board of Directors any information he or she may have regarding: significant deficiencies in the design or operation of internal controls which could adversely affect the ability to record, process, summarize and report financial data; any fraud, whether material or not, that involves management or any other employee who has a significant role in financial reporting, disclosure or internal controls; or any material violation of any law, rule or regulation (including the securities laws) applicable to the Company or the operation of its businesses, or this Code.

III.	CONFLICTS OF INTEREST.

	A.	A "conflict of interest" occurs when the private interest of an employee, officer, or director interferes (or even appears to interfere) in any way with that person’s ability to advance the legitimate interests of the Company. A conflict can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans to, or

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guarantees of obligations of, such persons are of special concern. Examples of potential conflict situations may include, but are not limited to:

1.	serving as a director, officer, employee, partner or consultant of a present or potential supplier, customer, competitor or other business partner of the Company, unless the person covered by the code has made full disclosure thereof, and where necessary, has obtained appropriate approval;

2.	owning stock or other interest in a business described above unless such business is a publicly held and actively traded company;

3.	any other significant direct or indirect personal interest in a transaction involving the Company.

4.	acceptance of any form of compensation or payment in connection with the performance of assigned job duties or responsibilities, other than usual and customary payment by the employer for performance of such duties and responsibilities.

B.	Employees, officers and directors must avoid all possible conflicts of interest, including any investment, interest, or association, that interferes, might interfere, or might appear to interfere, with his or her independent exercise of judgment in the Company's best interests. Confidential information acquired by an employee, officer, or director during the performance of his or her work must not to be used for personal advantage.

C.	Any employee, officer, or director who becomes aware of a potential, apparent or actual conflict should bring it to the attention of his/her supervisor or other appropriate personnel, in accordance with the guidelines set forth herein under the caption "Reporting and Administration". The Company will take such actions as are necessary and proper to remove the conflict, which may include procedural safeguards, reassignment of job responsibilities, prohibition against continued participation in the conflicting activity, reassignment of an employee, officer, or director, removal of his or her discretion in the area of conflict, or termination. The resolution of a potential conflict situation is not a violation or waiver of this Code.

IV.	GIFTS AND ENTERTAINMENT

Employees, officers and directors must select and deal with suppliers, customers and others doing or seeking to do business with the Company in a completely impartial manner and be perceived by others to be acting in an impartial manner, without favor or preference based upon any considerations other than the best interests of the Company. Provided that they cannot be construed as bribes or payoffs, and do not violate any laws or regulations, modest non-cash gifts and reasonable entertainment, consistent with customary business practices, may be received from business associates of the Company. However, no employee, officer, or director (nor any immediate family member of such person), may accept, give, offer, or provide any gift, favor or entertainment of such a nature as might affect, or reasonably be perceived to affect, such person's judgment or conduct in matters involving the Company.

V.	CORPORATE OPPORTUNITIES.

Employees, officers and directors owe a duty to the Company, and/or the Company, to advance the legitimate interests of the Company, and/or the Company when the opportunity arises. As a result, employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of Company property, information

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or position; (b) using Company property, information, or position for personal gain; and (c) competing with the Company for a business opportunity.

VI.	CONFIDENTIALITY AND USE OF INSIDE INFORMATION.

	A.	Employees, officers and directors must maintain the confidentiality of information entrusted to them by the Company, or its customers, and any other confidential information about the Company, from whatever source, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, its customers, or suppliers, if disclosed. For purposes of this Code, “confidential information” includes all non-public information relating to the Company.

	B.	No director, officer or employee may buy or sell securities of the Company, or of other publicly traded companies, while in possession of material non-public information about such entities. Company policy and federal law also prohibit employees, officers and directors from “tipping” third parties (including spouses, relatives, and close friends) regarding material nonpublic information that he or she learns about the Company or other publicly traded companies during the course of employment with, or service to, the Company.

VII.	FAIR DEALING, COMPETITION AND ANTI-TRUST.

	A.	Each employee, officer and director must endeavor to deal fairly and in good faith with the Company's customers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation, fraudulent behavior or any other unethical business practice. The Company will comply strictly with the antitrust laws of the United States and, where applicable, the antitrust or related laws of any other country.

	B.	The Company seeks to outperform its competition fairly and honestly, and will avoid any situation in which employees, officers or directors could be accused of conspiring with competitors or using coercive, unfair or illegal tactics on customers or suppliers in restraint of domestic or foreign commerce. Prohibited activities include, but are not limited to: arrangements or understandings to fix prices, divide markets, limit supplies, rig bids and restrict distribution channels. Stealing proprietary information, possessing trade secret information obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies also are prohibited.

VIII.	PAYMENTS TO GOVERNMENT PERSONNEL

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would violate Company policy, and also could be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

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IX.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors must protect the Company's assets and ensure their efficient and lawful use. Theft, carelessness and waste have a direct impact on the Company's profitability. Company assets, equipment, goods and services should be used for used for legitimate business purposes, although incidental personal use may be permitted. Any suspected incident of fraud, theft or improper use of Company assets must be reported immediately to management and investigated. All transactions must be properly authorized. Employees and officers must be aware of the limits of their authority and may not engage in transactions that exceed such limits.

X.	RECORDS RETENTION

Each employee is expected to become familiar with the Company's records retention policy applicable to his or her area of responsibility, and to strictly adhere to the retention guidelines set forth by the Company.

XI.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

The Company is committed to conducting business in accordance with all applicable laws, rules and regulations and in accordance with the highest standards of business ethics. Actions of the Company, its employees, officers and directors must be in compliance with all laws and regulations applicable to the Company and its operations. Employees, officers and directors should review and understand those, and other policies that apply to their work. In addition to the matters addressed in this Code, employees, officers and directors are required to comply with all other Company policies, as amended from time to time.

XII.	DISCRIMINATION AND HARASSMENT.

The Company is firmly committed to providing equal opportunity to all qualified individuals in all aspects of its hiring and promotion policies, and will not tolerate illegal discrimination or harassment of any kind. Employees will be evaluated solely on the basis of their job performance and results. Employees, officers and directors of the Company are expected to adhere to all applicable laws, regulations and Company policies relating to equal opportunity and nondiscrimination. Harassment in any form (including, but not limited to, sexual harassment) and workplace violence (including threats, threatening behavior, intimidation, assaults and similar conduct) will not be tolerated.

XIII.	HEALTH, ENVIRONMENT AND SAFETY

Protection of health, safety and the environment is a primary goal of the Company. The Company is dedicated to continuous efforts to make its operations compatible with protecting people, property, and the environment. The Company is committed to working with its employees, customers, suppliers and business partners and with the communities in which it operates in order to achieve this goal. All Company employees are expected to discharge their duties and responsibilities in compliance with applicable law and industry standards relating to health and safety in the workplace and protection of the environment.

XIV.	REPORTING AND ADMINISTRATION

A.	The Company encourages employees to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or this Code to appropriate personnel. Reporting violations of this Code is important to assure that the Company detects, investigates, corrects and reports violations on a timely

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basis, in order to prevent recurrence. Employees, officers and directors are expected to cooperate in internal investigations of misconduct.

B.	Employees, officers and directors are encouraged to report any concerns regarding the Company's compliance with any law, this Code or other Company policy, including but not limited to those concerning financial reporting and disclosures, financial or managerial controls, accounting, internal accounting controls, or auditing matters (including concerns regarding questionable accounting or auditing matters), antitrust, discrimination, harassment, retaliation, health, environment or safety, or any impropriety by any officer, director, employee or agent of the Company to the attention of the Audit/Conflicts Committee of the Company's Board of Directors.

C.	It is the Company's policy to provide a working environment free from retaliation based on an employee’s good faith reporting or disclosing of any violation of law, this Code or other policy. The Company will not allow retaliation for reports made in good faith. However, false reports brought for ulterior motives will be dealt with. False reports brought by any employee against another which upon investigation are deemed by the Company to have been brought in bad faith or for personal vendettas or personal gain at the expense of an accused employee, officer or director will be grounds for disciplinary action including dismissal.

D.	Reports of potential violations - including the identification of the reporting person - will, to the extent practical and permitted by our legal obligations, be treated confidentially by the Company. No employee in good faith reporting a suspected violation will be subjected to retaliation as a result of such report. If there are any reprisals against such employee, those responsible for such reprisals will be subject to disciplinary action.

XV.	WAIVERS OF THE CODE.

Changes in, and waivers of, this Code may be made only by the Company's Board of Directors (or a duly authorized Committee thereof) and will be disclosed promptly, to shareholders, as required by applicable law or stock exchange regulation.

XVI.	ENFORCEMENT

Failure to comply with this Code can have severe consequences for both the Company and others involved. Those who violate this Code will be subject to disciplinary action, up to and including termination of employment. Violations of this Code will be disclosed promptly, as required by applicable law or stock exchange regulation. The Company may seek reimbursement for loss from the responsible individual. Particular cases of individual misconduct may be referred to appropriate governmental authorities for further action. Employees, officers and directors are strongly encouraged to voluntarily report their own violations of this Code, as such cooperation will be considered in any resulting disciplinary action. Prompt reporting of any unintentional violations also will be considered.

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